Mail Stop 6010

July 24, 2008

Mr. Moshe Penso
Peachtree Pointe Office Park
3260 Pointe Parkway, Suite 400
Norcross, GA 30092

> **Re: Metalink Ltd.**
> **Registration Statement on Form F-3**
> **Filed July 3, 2008**
> **File No. 333-152119**
> **Form 20-F for the fiscal year ended December 31, 2007**
> **Filed June 30, 2008**
> **File No. 0-30394**

Dear Mr. Penso:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form F-3

Fee Table

1.   We note in footnotes 5 and 7 the securities to be issued by entities other than the registrant. Please ensure that each issuer properly registers its securities using a form for which it is eligible, and that each security is identified in the fee table.

Description of Debt Securities, page 25

2.   In the last paragraph of this section, you indicate that you intend to file the form
of indenture on a Form 6-K or a post-effective amendment to the registration
statement. The Trust Indenture Act of 1939 does not permit the qualification of
an indenture after the effectiveness of the registration statement. Please tell us
how your intentions are consistent with the Trust Indenture Act.

Selling Shareholders, page 29

3.   We note your intention to identify selling shareholders in a prospectus
supplement. Please tell us how you are eligible to omit this information in the
current filing given the requirement in Rule 430B(b) to satisfy General Instruction
I.B.1 of Form F-3.

Signatures

4.   Please indicate below the second paragraph on the Signatures page who is signing
in the capacity of the controller or principal accounting officer.

Form 20-F for the Fiscal Year Ended December 31, 2007

Notes to Consolidated Financial Statements, page F-9

Note 3. Investments in Marketable Securities and Deposits, page F-16

5.   We see that you have significant investments in available-for-sale securities.
Accordingly, all disclosures required by SFAS 115 and EITF 03-01 should be
included. Please tell us and revise future filings to include the gross realized gains
and losses that have been included in earnings for each period presented, the
financial statement line item in which those gains and losses are included and the
amount of unrealized holding gains and losses by investment type.

Note 8. Share Capital, page F-20

6.   We note that in August 2007 you entered into a purchase agreements with
institutional investors where you issued 3,200,000 common shares at $6.00 per
share and five-year warrants at an exercise price of $8.00 per share. Please
explain and in revise future filings to disclose how you valued and recorded these
issuances. Address both the method and the significant assumptions applied.

Certifications

7. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. The identification of the certifying individual at the beginning of the certification should be revised in future filings so as not to include the individual's title.

As appropriate, please amend your registration statement in response to these comments. Also, please respond to the comments on your Form 20-F within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or Angela Crane, Branch Chief, at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Oded Eran, Adv.